UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14493

dated October 18, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Traslation of Registrant's Name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo - SP - Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 - N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ MARIA PAULA DE ALMEIDA MARTINS CANAIS
Maria Paula de Almeida Martins Canais Investor Relations Officer

Date: October 18, 2002

FORWARD-LOOKING STATEMENTS

        This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of TELESP CELULAR are merely projections and, as such, are based exclusively on the expectations of TELESP CELULAR management concerning the future of the business and our continued access to capital to fund our business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy, the industry and that of the international markets and other risks disclosed herein and in our filed disclosure documents and are, therefore, subject to change without prior notice.
TELESP CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company

CVM n.1771-0

C.N.P.J. n.02.558.074/0001-73

N.I.R.E. 35.300.158.792

RELEVANT NOTICE

Telesp Celular Participações S.A. (“Company”) announced today that its controlling shareholder Portugal Telecom, SGPS, S.A. (“PT”), by the terms of purchase and sale agreement entered on October 17, 2002, with Telefónica Moviles S.A. (“TEM”), a company incorporated under the laws of Spain with corporate headquarters located at C/ Goya, 24, Madri, Spain, sold 172,016,089,469 preferred shares issued by the Company and owned by PT, representing 22.56% of the total preferred shares and 14.68% of the Company’s total capital. Those shares will be transferred by PT to TEM at a price of R$3.50 (three reais and fifty cents) per thousand shares, equivalent to the subscription price paid by PT at the recent capital increase of the Company, totaling €200,305,535.00 (two hundred million, three hundred and five thousand, five hundred and thirty five euros).

The Company was also informed by PT that such purchase and sale transaction is being performed within the terms of the joint venture to be set up by Portugal Telecom and Telefónica Groups, as already publicly announced. Such 172,016,089,469 preferred shares issued by the Company will be subsequently transferred by TEM to the holding company that will emerge from the joint venture, whose capital will be equally shared by PT and TEM. All direct and indirect shareholding positions owned by both PT and TEM in Brazilian mobile operators will eventually be transferred to the new holding company.

São Paulo, October 18, 2002
TELESP CELULAR PARTICIPAÇÕES S.A.
Maria Paula de Almeida Martins Canais
Investor Relations Officer

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,”“intends,”“plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements.Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.